UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

October 25, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kent P. Dauten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,274,938 Shares (1)
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		308,152 Shares (2)
PERSON WITH:	7	SOLE DISPOSITIVE POWER
6,274,938 Shares (1)
	8	SHARED DISPOSITIVE POWER

308,152 Shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,583,090 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0% (1)(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 6,274,938 shares of Class A common stock held in the name of Kent P. Dauten, Trustee of the Kent P. Dauten Trust dated 2/23/83, of which the Reporting Person serves as trustee of the trust.
(2)	Includes (a) 77,038 shares of Class A common stock held in the name of Jenna Stewart Dauten GST Descendant’s Trust dated December 7, 2012, of which a member of Mr. Dauten’s immediate family serves as trustee of the trust, (b) 77,038 shares of Class A common stock held in the name of Amanda Porter Dauten GST Descendant’s Trust dated December 7, 2012, of which a member of Mr. Dauten’s immediate family serves as trustee of the trust, (c) 77,038 shares of Class A common stock held in the name of Benjamin Paul Dauten GST Descendant’s Trust dated December 7, 2012, of which a member of Mr. Dauten’s immediate family serves as trustee of the trust, and (d) 77,038 shares of Class A common stock held in the name of Katherine Margaret Dauten GST Descendant’s Trust dated December 7, 2012, of which a member of Mr. Dauten’s immediate family serves as trustee of the trust.
(3)	Represents beneficial ownership of Class A shares of common stock.

Item 1.

(a)	Name of issuer:

The name of the issuer is P10, Inc., a Texas corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at:

4514 Cole Ave., Suite 1600

Dallas, TX 75205.

Item 2.

(a)	Name of person filing:

(b)	Address of Principal Business Office, or if None, Residence

(c)	Citizenship

This statement is filed by:

(i) Kent P. Dauten;

The address of the principal business office of the Reporting Person is 155 N. Wacker Drive, #4150, Chicago, Illinois 60606.

(d)	Title of class of securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

(e)	CUSIP No.:

The CUSIP number is 69376K106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable
☐	Broker or dealer registered under Section 15 of the Exchange Act.
☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	Investment company registered under Section 8 of the Investment Company Act.
☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

All ownership information reported in this Item 4 is as of the close of business on October 31, 2023.

(a) Amount beneficially owned:

The Reporting Person beneficially owns 6,583,090 shares of Class A Common Stock. The information in Items 5 through 9 on the cover pages to this Schedule 13G is hereby incorporated by reference.

(b) Percent of Class:

The following percentage is based on 43,834,375 shares of Class A Common Stock outstanding as of August 7, 2023, which is the total number of shares of Class A Common Stock outstanding as disclosed by the Issuer in its Quarterly Report filed on Form 10-Q for the quarterly period ending June 30, 2023, filed August 14, 2023.

As of the close of business on October 31, 2023, the Reporting Person beneficially owned approximately 15.0% of the outstanding shares of Class A Common Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of See Cover Pages Items 5-9.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

The information in Items 2 and 4 is hereby incorporated by reference.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

/s/ Kent P. Dauten
KENT P. DAUTEN